EXHIBIT NO. 2
Consolidated Financial Statements of
RITCHIE BROS. AUCTIONEERS
INCORPORATED
Years ended December 31, 2007 and 2006

AUDITORS’ REPORT
To the Shareholders of Ritchie Bros. Auctioneers Incorporated
We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (“the Company”) as at December 31, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 15, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 15, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated
We have audited Ritchie Bros. Auctioneers Incorporated (“the Company”)’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section entitled Internal Controls over Financial Reporting included in Management’s Discussion and Analysis. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the years ended December 31, 2007 and 2006, we also have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 15, 2008 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 15, 2008

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31,	2007	2006	2005

Auction revenues	$315,231	$261,040	$212,633
Direct expenses	42,413	36,976	27,035

	272,818	224,064	185,598

Expenses:
Depreciation and amortization	19,417	15,017	13,172
General and administrative	142,014	118,165	94,670

	161,431	133,182	107,842

Earnings from operations	111,387	90,882	77,756

Other income (expense):
Interest expense	(1,206)	(1,172)	(2,224)
Gain on disposition of capital assets	243	1,277	6,565
Other	1,471	1,079	417

	508	1,184	4,758

Earnings before income taxes	111,895	92,066	82,514

Income tax expense (note 8):
Current	33,797	33,757	28,704
Future	2,115	1,091	230

	35,912	34,848	28,934

Net earnings	$75,983	$57,218	$53,580

Net earnings per share (notes 6(e)):
Basic	$2.19	$1.66	$1.56
Diluted	2.17	1.64	1.54

Weighted average number of shares outstanding	34,755,371	34,546,460	34,366,311

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

/s/ Beverley A. Briscoe Beverley A. Briscoe	/s/ Peter J. Blake Peter J. Blake
Director	Director and Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31,	2007	2006

Assets
Current assets:
Cash and cash equivalents	$150,315	$172,021
Accounts receivable	67,716	36,682
Inventory	6,031	5,614
Advances against auction contracts	658	1,474
Prepaid expenses and deposits	5,766	5,267
Other assets	—	2,723
Income taxes receivable	5,921	3,212
Future income tax asset (note 8)	778	1,074

	237,185	228,067

Capital assets (note 4)	390,044	285,091
Other assets	2,031	343
Goodwill	42,612	39,537
Future income tax asset (note 8)	1,015	1,189

	$672,887	$554,227

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$80,698	$65,114
Accounts payable and accrued liabilities	98,039	67,496
Current portion of long-term debt (note 5)	241	237
Future income tax liability (note 8)	—	851

	178,978	133,698

Long-term debt (note 5)	44,844	43,081
Other liabilities	385	—
Future income tax liability (note 8)	13,564	8,811

	237,771	185,590

Shareholders’ equity:
Share capital (note 6)	90,223	85,910
Additional paid-in capital	12,471	10,459
Retained earnings	292,046	247,349
Accumulated other comprehensive income	40,376	24,919

	435,116	368,637

	$672,887	$554,227

Commitments and contingencies (note 9)
See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

				Accumulated
		Additional		Other	Total
	Share	Paid-In	Retained	Comprehensive	Shareholders’
	Capital	Capital	Earnings	Income	Equity

Balance, December 31, 2004	$76,445	$7,859	$183,438	$21,522	$289,264
Exercise of stock options	3,399	(485)	—	—	2,914
Stock compensation tax adjustment	—	87	—	—	87
Stock compensation expense	—	1,468	—	—	1,468
Net earnings	—	—	53,580	—	53,580
Cash dividends paid	—	—	(19,938)	—	(19,938)
Foreign currency translation adjustment	—	—	—	(2,192)	(2,192)

Balance, December 31, 2005	79,844	8,929	217,080	19,330	325,183
Exercise of stock options	6,066	(881)	—	—	5,185
Stock compensation tax adjustment	—	391	—	—	391
Stock compensation expense	—	2,020	—	—	2,020
Net earnings	—	—	57,218	—	57,218
Cash dividends paid	—	—	(26,949)	—	(26,949)
Foreign currency translation adjustment	—	—	—	5,589	5,589

Balance, December 31, 2006	85,910	10,459	247,349	24,919	368,637
Exercise of stock options	4,313	(688)	—	—	3,625
Stock compensation tax adjustment	—	722	—	—	722
Stock compensation expense	—	1,978	—	—	1,978
Net earnings	—	—	75,983	—	75,983
Cash dividends paid	—	—	(31,286)	—	(31,286)
Foreign currency translation adjustment	—	—	—	15,457	15,457

Balance, December 31, 2007	$90,223	$12,471	$292,046	$40,376	$435,116

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)

Years ended December 31,	2007	2006	2005

Net earnings	$75,983	$57,218	$53,580
Other comprehensive income:
Foreign currency translation adjustment	15,457	5,589	(2,192)

Comprehensive income	$91,440	$62,807	$51,388

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31,	2007	2006	2005

Cash provided by (used in):
Operating activities:
Net earnings	$75,983	$57,218	$53,580
Items not involving cash:
Depreciation and amortization	19,417	15,017	13,172
Stock compensation expense	1,978	2,020	1,468
Future income taxes	2,115	1,091	230
Net gain on disposition of capital assets	(243)	(1,277)	(6,565)
Changes in non-cash working capital:
Accounts receivable	(22,198)	(14,097)	(7,848)
Inventory	244	4,663	3,015
Advances against auction contracts	847	(1,207)	842
Prepaid expenses and deposits	153	(2,353)	(372)
Income taxes payable	(3,880)	(10,632)	5,022
Income taxes receivable	1,717	(3,601)	—
Auction proceeds payable	3,138	660	15,825
Accounts payable and accrued liabilities	26,922	19,766	5,097
Other	(4,924)	(1,629)	1,605

	101,269	65,639	85,071

Investing activities:
Acquisition of business	(597)	(2,300)	—
Capital asset additions	(113,219)	(51,239)	(42,737)
Proceeds on disposition of capital assets	8,455	5,160	9,929
Decrease (increase) in other assets	(364)	1,832	601

	(105,725)	(46,547)	(32,207)

Financing activities:
Issuance of share capital	3,625	5,185	2,914
Dividends on common shares	(31,286)	(26,949)	(19,938)
Issuance of short-term debt	33,415	—	—
Repayment of short-term debt	(33,908)	—	—
Repayment of long-term debt	(251)	(227)	(48,746)
Issuance of long-term debt	—	—	46,016
Decrease in funds committed for debt repayment	—	—	6,965
Other	640	335	(348)

	(27,765)	(21,656)	(13,137)

Effect of changes in foreign currency rates on cash and cash equivalents	10,515	5,336	(3,110)

Increase (decrease) in cash and cash equivalents	(21,706)	2,772	36,617

Cash and cash equivalents, beginning of year	172,021	169,249	132,632

Cash and cash equivalents, end of year	$150,315	$172,021	$169,249

Supplemental information:
Interest paid	$3,078	$2,186	$2,217
Income taxes paid	36,089	47,924	22,696

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies:
(a)	Basis of presentation:
These consolidated financial statements present the financial position, results of operations and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”), a company amalgamated in December 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 11, also comply, in all material respects, with generally accepted accounting principles in the United States.
(b)	Cash and cash equivalents:
Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.
(c)	Inventory:
Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.
(d)	Capital assets:
All capital assets are stated at cost and include capitalized interest on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate/term

Buildings	straight-line	30 years
Improvements	declining balance	10%
Automotive equipment	declining balance	30%
Yard equipment	declining balance	20-30%
Office equipment	declining balance	20%
Computer equipment	straight-line	3 years
Computer software	straight-line	3 - 5 years
Leasehold improvements	straight-line	Terms of leases

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset’s carrying amount.
Legal obligations to retire tangible long-lived assets and assets under operating leases are recorded at the fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, with a corresponding increase in asset value. The liability is accreted to face value over the life of the asset. The Company does not have any significant asset retirement obligations.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):
(e)	Goodwill:
Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.
(f)	Revenue recognition:
Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and administrative fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.
Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission typically includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 9(b)).
Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.
(g)	Income taxes:
Income taxes are accounted for using the asset and liability method, whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the new tax rate is substantively enacted. Future tax benefits, such as non-capital loss carry forwards, are recognized to the extent that realization of such benefits is considered more likely than not.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):
(h)	Foreign currency translation:
The Company’s reporting currency is the United States dollar. The functional currency for each of the Company’s operations is usually the currency of the country of residency; in some cases it is the United States dollar. Each of the Company’s foreign operations is considered to be self-sustaining. Accordingly, the financial statements of the Company’s operations that are not denominated in United States dollars have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts have been included in accumulated other comprehensive income, which is included as a separate component of shareholders’ equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Exchange gains on these transactions included in the determination of earnings in 2007 were $2,802,000 (2006 — loss of $451,000; 2005 — loss of $863,000).
(i)	Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, and the estimation of the utilization of future income tax asset balances. Actual results could differ from such estimates and assumptions.
(j)	Financial instruments:
Carrying amounts of certain of the Company’s financial instruments (note 2), including accounts receivable, income taxes payable, auction proceeds payable and accounts payable and accrued liabilities, approximate their fair value due to their short terms to maturity. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.
(k)	Credit risk:
The Company is not exposed to any significant credit risk because it does not extend credit to buyers at its auctions. In addition, items purchased at the Company’s auctions are not normally released to the buyers until they are paid for in full.
(l)	Net earnings per share:
Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 6(e)).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):
(m)	Stock-based compensation:
The Company has a stock-based compensation plan, which is described in note 6(c) and (d). The Company uses the fair value based method to account for employee stock-based compensation. Under the fair value based method, compensation cost attributable to options granted to employees is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the vesting period of the underlying option. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.
(n)	Comparative figures:
Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.
2.	Changes in accounting policies:
On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation and Section 3865, Hedges. Section 1530 establishes standards for reporting and presenting comprehensive income, which represents the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP. Other comprehensive income has been included in the Consolidated Statements of Comprehensive Income.
Section 3861 establishes standards for disclosure and presentation of financial instruments and non-financial derivatives. Section 3865 describes when and how hedge accounting can be applied as well as disclosure requirements. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and the amount at which these items should be recorded. Under the new standard, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale or other financial liabilities.
All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized costs. Subsequent measurement and the accounting for changes in fair value will depend on their initial classification.
Upon the adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which is measured at fair value and changes in fair value are recognized in net earnings. Accounts receivable are classified as loans and receivables, which are measured at amortized cost.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

2.	Changes in accounting policies (continued):
Accounts payable and accrued liabilities, auction proceeds payable, short-term debt and long-term debt are classified as other financial liabilities, which are measured at amortized cost.
Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method. As at January 1, 2007, the Company decreased the carrying value of its long-term debt by $312,000 (see note 5) to reflect this change.
All derivative instruments, including embedded derivatives, are recorded in the financial statements at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income. The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after January 1, 2003.
The adoption of these standards did not result in any material impact on the Company’s financial statements.
3.	Future changes in accounting policies:
The CICA issued Section 1535, Capital Disclosures, Section, 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation, which are effective for the Company on January 1, 2008. Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. Sections 3862 and 3863 replace Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The Company has not yet determined the impact of these new standards on its financial statements, but does not expect the effects to be material.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

4.	Capital assets:

		Accumulated	Net book
2007	Cost	depreciation	value

Buildings	$160,795	$33,247	$127,548
Land and improvements	161,107	9,865	151,242
Land and buildings under development	65,072	—	65,072
Automotive equipment	17,727	6,591	11,136
Yard equipment	19,270	9,387	9,883
Office equipment	11,549	5,922	5,627
Computer equipment	8,820	5,024	3,796
Computer software	19,549	5,137	14,412
Leasehold improvements	3,111	1,783	1,328

	$467,000	$76,956	$390,044

		Accumulated	Net book
2006	Cost	depreciation	value

Buildings	$129,489	$26,319	$103,170
Land and improvements	131,856	6,689	125,167
Land and buildings under development	25,782	—	25,782
Automotive equipment	14,675	5,677	8,998
Yard equipment	15,083	7,284	7,799
Office equipment	8,174	5,075	3,099
Computer equipment	5,207	3,333	1,874
Computer software	10,187	2,298	7,889
Leasehold improvements	2,387	1,074	1,313

	$342,840	$57,749	$285,091

During the year, interest of $1,651,000 (2006 — $1,480,000; 2005 — $553,000) was capitalized to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

5.	Long-term debt:

	2007	2006

Term loan, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with the full amount of the principal due in 2011.	$29,904	$30,000

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010.	14,940	12,864

Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the prime rate and 6.5%, due in quarterly installments of AUD75, plus interest, with final payments of AUD275 occurring in 2008.	241	454

	45,085	43,318
Current portion	(241)	(237)

Non-current portion	$44,844	$43,081

As at January 1, 2007, the carrying values of the term debt due in 2011 and 2010 were adjusted for transaction costs by $124,000 and $188,000, respectively, to reflect the adoption of new accounting policies, as described in note 2.
As at December 31, 2007, principal repayments for the next five years are as follows:

2008	241
2009	—
2010	15,095
2011	30,000

$45,336

6.	Share capital:
(a)	Authorized:
Unlimited number of common shares, without par value.
Unlimited number of senior preferred shares, without par value, issuable in series.
Unlimited number of junior preferred shares, without par value, issuable in series.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

6.	Share capital (continued):
(b)	Issued:
No preferred shares have been issued.
Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2004	34,262,300
Issued for cash, pursuant to stock options exercised	161,600

Issued and outstanding, December 31, 2005	34,423,900
Issued for cash, pursuant to stock options exercised	249,200

Issued and outstanding, December 31, 2006	34,673,100
Issued for cash, pursuant to stock options exercised	139,750

Issued and outstanding, December 31, 2007	34,812,850

During 2004, the Company’s common shares were split on a two-for-one basis. All share, per share and stock option information in the consolidated financial statements gives effect to the stock split on a retroactive basis.
Subsequent to December 31, 2007, the Company’s Board of Directors approved a three-for-one stock split for its common shares, subject to the approval of the Company’s shareholders at the Annual and Special Meeting of Shareholders scheduled for April 11, 2008. All share and per share information in the consolidated financial statements does not give effect to the proposed stock split.
(c)	Stock option plan:
The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company’s common shares at the grant date, with various vesting periods and a term not exceeding 10 years. In 2007, the Company’s stock option plan was amended and restated, and an additional 1,686,468 common shares were authorized for stock option grants. At December 31, 2007, there were 2,446,152 (2006 — 919,884) shares authorized and available for grants of options under the stock option plan.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

6.	Share capital (continued):
(c)	Stock option plan (continued):
Stock option activity for 2007, 2006 and 2005 is presented below:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, December 31, 2004	808,998	$18.38
Granted	213,800	32.98
Exercised	(161,600)	18.03
Cancelled	(13,600)	32.41

Outstanding, December 31, 2005	847,598	21.90
Granted	205,950	44.09
Exercised	(249,200)	20.80

Outstanding, December 31, 2006	804,348	27.92
Granted	163,100	56.01
Exercised	(139,750)	25.94
Cancelled	(2,900)	56.01

Outstanding, December 31, 2007	824,798	$33.72

Exercisable, December 31, 2007	658,598	$28.21

The options outstanding at December 31, 2007 expire on dates ranging to March 1, 2017.
The following is a summary of stock options outstanding and exercisable at December 31, 2007:

		Options Outstanding		Options Exercisable
		Weighted Average
Range of		Remaining Life	Weighted Average		Weighted Average
Exercise Prices	Number Outstanding	(years)	Exercise Price	Number Exercisable	Exercise Price

$11.675 — $13.050	104,900	3.6	$12.34	104,900	$12.34
$13.344 — $15.525	113,598	4.5	15.15	113,598	15.15
$26.460 — $32.410	263,300	6.6	29.54	263,300	29.54
$42.690 — $44.090	182,800	8.1	44.00	176,800	44.04
$56.010	160,200	9.2	56.01	—	—

	824,798			658,598

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

6.	Share capital (continued):
(d)	Stock-based compensation:
During 2007, the Company recognized compensation cost of $1,978,000 (2006 — $2,020,000; 2005 — $1,468,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.
The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2007	2006	2005

Risk free interest rate	4.5%	4.3%	3.7%
Expected dividend yield	1.50%	1.63%	1.41%
Expected lives of options	5 years	5 years	5 years
Expected volatility	21.8%	21.0%	20.1%

The weighted average grant date fair value of options granted during the year ended December 31, 2007 was $13.29 per option (2006 — $9.86; 2005 — $6.98). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.
(e)	Net earnings per share:

Year ended December 31, 2007	Net earnings	Shares	Per share amount

Basic net earnings per share	$75,983	34,755,371	$2.19
Effect of dilutive securities:
Stock options	—	332,061	(0.02)

Diluted net earnings per share	$75,983	35,087,432	$2.17

Year ended December 31, 2006	Net earnings	Shares	Per share amount

Basic net earnings per share	$57,218	34,546,460	$1.66
Effect of dilutive securities:
Stock options	—	305,540	(0.02)

Diluted net earnings per share	$57,218	34,852,000	$1.64

Year ended December 31, 2005	Net earnings	Shares	Per share amount

Basic net earnings per share	$53,580	34,366,311	$1.56
Effect of dilutive securities:
Stock options	—	365,629	(0.02)

Diluted net earnings per share	$53,580	34,731,940	$1.54

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

7.	Segmented information:
The Company’s principal business activity is the sale of consignment and self-owned equipment and other assets at auctions. This business represents a single reportable segment.
The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

	United States	Canada	Europe	Other	Combined

Year ended December 31, 2007:
Auction revenues	$175,949	$71,223	$39,339	$28,720	$315,231
Capital assets and goodwill	244,528	118,493	53,405	16,230	432,656

Year ended December 31, 2006:
Auction revenues	$157,236	$54,862	$29,024	$19,918	$261,040
Capital assets and goodwill	199,659	86,852	25,989	12,128	324,628

Year ended December 31, 2005:
Auction revenues	$121,253	$48,824	$26,609	$15,947	$212,633
Capital assets and goodwill	173,709	79,849	22,638	12,846	289,042

8.	Income taxes:
Income tax expense differs from that determined by applying the United States statutory tax rates to the Company’s results of operations as follows:

	2007	2006	2005

Statutory federal and state tax rate in the United States	40%	40%	40%

Expected income tax expense	$44,758	$36,826	$33,006
Differences:
Earnings taxed in foreign jurisdictions	(10,199)	(3,912)	(5,571)
Non-deductible expenses	1,368	1,898	1,268
Foreign exchange gains and losses	(657)	—	(724)
Change in valuation allowance	1,009	—	—
Other	(367)	36	955

Actual income tax expense	$35,912	$34,848	$28,934

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

8.	Income taxes (continued):
Temporary differences that give rise to future income taxes are as follows:

	2007	2006

Future income tax asset:
Working capital	$778	$1,074
Capital assets	173	556
Stock-based compensation	775	574
Unused tax losses	2,380	1,344
Other	298	265

	4,404	3,813
Valuation allowance	(1,177)	(168)

Total future income tax asset	3,227	3,645
Current future income tax asset	778	1,074

Non-current future income tax asset	2,449	2,571

Future income tax liability:
Capital assets	(4,422)	(2,381)
Goodwill	(6,354)	(5,486)
Other	(4,222)	(3,177)

Total future income tax liability	(14,998)	(11,044)
Current future income tax liability	—	(851)

Non-current future income tax liability	(14,998)	(10,193)

Net future income taxes	$(11,771)	$(7,399)

Presented on balance sheet as:
Future income tax asset — current	$778	$1,074
Future income tax asset — non-current	1,015	1,189
Future income tax liability — current	—	(851)
Future income tax liability — non-current	(13,564)	(8,811)

	$(11,771)	$(7,399)

As at December 31, 2007, the Company has net operating and capital loss carryforwards of approximately $9,055,000 available to reduce future taxable income, of which $2,015,000 expire through 2028, and $7,040,000 remain indefinitely. The Company has recorded a valuation allowance of $3,697,000 against these losses.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

9.	Commitments and contingencies:
(a)	Operating leases:
The Company is party to certain operating leases relating to auction sites and offices located in Canada, the United States, Mexico, Italy, Spain, the Netherlands, the United Arab Emirates, Australia, Singapore, India, Japan and China. The future minimum lease payments as at December 31, 2007 are approximately as follows:

2008	$2,143
2009	1,494
2010	925
2011	898
2012	205
Thereafter	—

Total rent expenses in respect of these leases for the year ended December 31, 2007 was $2,131,000 (2006 — $1,796,000; 2005 — $1, 574,000).
(b)	Contingencies:
The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s financial position or results of operations.
In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At December 31, 2007, outstanding guarantees under contract for industrial equipment to be sold prior to the end of the second quarter of 2008 totaled $29,134,000 (December 31, 2006 — $14,581,000 sold prior to the end of the first quarter of 2007) (undiscounted and before estimated proceeds from sale at auction). The Company also had guarantees under contract totaling $26,559,000 relating to agricultural auctions to be held prior to the end of the second quarter of 2008 (December 31, 2006 — $25,128,000 sold prior to the end of the second quarter of 2007). No liability has been recorded with respect to these contracts.
10.	Transactions with related parties:
During the year ended December 31, 2007, the Company paid $1,004,000 (2006 — $727,000; 2005 - $751,000) to a company controlled by the former Chairman of the Company’s Board of Directors, who retired in 2006. The costs were incurred pursuant to agreements, approved by the Company’s Board of Directors, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company’s customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. The Company has entered into similar agreements in the past.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005

11.	United States generally accepted accounting principles:
The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, there were no significant differences in the presented net earnings for the years ended December 31, 2007, 2006 and 2005, and balance sheets as at December 31, 2007 and 2006, had these results been prepared in accordance with United States GAAP.